

DIVISION OF

CORPORATION FINANCE

Mail Stop 7010

June 3, 2009

Alexei I. Kim
Chairman and President
Promotora Valle Hermosa, Inc.
301 East Pine Street, Suite 150
Orlando, Florida 32801

     Re: Promotora Valle Hermosa, Inc.
            Amendment No. 5 to Schedule 14C filed May 22, 2009
            Form 10-K for Fiscal Year Ended December 31, 2008
            Form 10-Q for the Quarter Ended March 31, 2009
            File No. 000-27199

Dear Mr. Kim:

       We have reviewed your response letter dated May 22, 2009 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review.


AMENDMENT NO. 4 TO SCHEDULE 14C


Background of the Transaction
Sale of Existing Business of the Company to Former Management, page 7

1. We note your response to prior comment 2. As previously requested, please clearly disclose whether a valuation was performed of the existing business. If so, you should explain how fair value was determined based on this valuation, including the methodology and significant estimates and assumptions used. If a valuation was not performed, you should disclose how you determined it was not necessary especially given that it was a related party transaction. In regards to the adjustment to customer deposits, you state that customer deposits of approximately $396,000 shown on the June 30, 2008 unaudited balance sheet were reduced by approximately $160,000, since that portion had to be refunded to customers whose loans were not approved and additional liabilities would

have to be incurred to effect such refund. Based on this explanation, it would appear that there would also be a corresponding decrease to cash or increase to liabilities as a result of reducing customer deposits. Therefore, there wouldn't appear to be a net effect on your net assets in arriving at the fair value of the existing business. Please advise.

2. Please tell us when the government appraisal related to the land was received and when you determined that the land held for future development or sale needed to be written down. In this regard, please help us understand why this land was not written down in the financial statements included in the Form 10-Q for the quarter ended June 30, 2008.

Executive Compensation, page 20

3. We reissue prior comment 4. Please provide compensation information for the last three fiscal years pursuant to Item 402(c)(1) of Regulation S-K.

Management's Discussion and Analysis
Liquidity and Financial Resources, page 26

4. We reissue prior comment 5. Please discuss in your liquidity section all material changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows for all periods presented. See the SEC Interpretive Release No. 33-8350.

Critical Accounting Policies
Inventories, page 26

5. We note your response to prior comment 6. As previously requested, please revise your disclosures to clearly state the method you use to allocate the impairment of a project to lots and how you determined that this method is reasonable.

Financial Statements
General

6. We remind you that the presentation and disclosure requirements of SFAS 160 shall be applied retrospectively for all periods presented, including the financial statements for each of the two years ended December 31, 2008. Refer to paragraph 5 of SFAS 160. Please revise your financial statements and disclosures as necessary.

7. We note your response to prior comments 7 and 8. Please address the following:

- On page 41, you disclose that you receive a significant amount of cash advances or progress payments from customers. Advances received from government agencies are not refundable but advances received from non-government customers are refundable at the customer's request. A customer can receive a refund from a cancelled contract only if you or the customer replaces the contract and the advance with another customer. Given that progress payments are payments made as work progresses under a contract, please help us understand how you determined that all of these cash advances are progress payments and should be netted against inventory pursuant to Rule 5-02.6(d) of Regulation S-X. Please also tell us the portion of advances that can be refunded;

- Please further advise how you determined that it was appropriate to reflect prepaid expenses in inventory. In this regard, it would appear that paragraph 7 of SFAS 67 and Statement 3 of ARB No. 43 may indicate that costs should be included in inventory once they have actually been incurred; and

- Please provide us with a comprehensive explanation of the adjustment related to the currency translation of the notes payable, including which notes this adjustment refers to, the specific accounting literature you relied upon in determining this revision should be made, and how you arrived at the adjustment amounts, including the adjustments to the statements of cash flows.

Report of Independent Registered Public Accounting Firm, page 33

8. Please tell us what consideration was given as to whether the audit opinion should be dual dated due to the correction of errors disclosed in Note 10.

Notes to the Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies
Revenue Recognition, page 40

9. We note your response to prior comment 9. As previously requested, please disclose when you started recording revenue using the percentage of completion method. Please also disclose the specific facts and circumstances which changed and led to your determination that you met the criteria required to use this method.

Receivables, page 41

10. We note your response to prior comment 10. Please tell us where the disclosures requested have been provided. Specifically, you should disclose how you determined the amount to record as an allowance for doubtful accounts at December 31, 2008. You should provide additional disclosures to help investors better understand the collectability of your receivables, including the facts and circumstances which have changed and resulted in this significant increase in the amount of expense being recorded related to your receivables. You should also indicate whether you expect similar trends to continue in the future, including continued increases in the amount of expense recorded related to receivables. You should consider also including an analysis of days sales outstanding for your receivables for each period presented along with an explanation of any material variances. Refer to instruction 5 to Item 303(a) of Regulation S-K for guidance.

Interest, page 43

11. We reissue prior comment 11. Your disclosures continue to state that the total capitalized interest on the Marchall project was approximately $8 million as of December 31, 2008 while the table only shows total capitalized interest of $6.5 million at December 31, 2008.

Note 9. Accumulated Other Comprehensive Income (Loss), page 53

12. We note your response to prior comment 12. Your disclosures in Note 4 indicate that the notes payable to Dunchoille Holdings Limited and OJSC Ros Der Bank were outstanding at December 31, 2007 as well. In this regard, it is not clear why your response indicates that the notes were entered into in February 2008 and why no amounts would have been included in accumulated other comprehensive income related to the notes payable prior to repayment. Please advise and correspondingly tell us how you determined the amount of the reclassification adjustment to include in your determination of comprehensive income for the year ended December 31, 2008 as well as the three months ended March 31, 2009. Please also clarify how you arrived at the amount reported in the unrealized foreign translation (loss) line item on the statement of stockholders' equity. Please refer to paragraphs 18 through 20 of SFAS 130.

Note 10. Restated Consolidated Financial Statements, page 53

13. Please tell us what consideration you gave to clearly labeling on the face of the financial statements the columns which were restated. Please advise or revise as necessary.

14. Please provide the disclosures required by paragraph 26 of SFAS 154, which should include a clear description of each error.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

15. Please address the comments above, as applicable.

16. We remind you that when you file your restated Form 10-K you should appropriately address the following:

- an explanatory paragraph in the reissued audit opinion as well as consideration of whether the audit opinion should be dual dated;

- full compliance with SFAS 154, paragraph 26;

- fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data;

- updated Item 9A(T). disclosures should include the following:

  o a discussion of the restatement and the facts and circumstances surrounding it,

  o how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,

  o changes to internal controls over financial reporting, and

  o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

- Refer to Items 307 and 308(T) of Regulation S-K; and

- include all updated certifications.

17. We remind you to consider the filing requirements of Item 4.02 of Form 8-K.

<u>FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009</u>

<u>General</u>

    18. Please address the above comments in your interim filings as well.

<u>Item 4T. Controls and Procedures, page 24</u>

    19. You state that your Chief Executive and Chief Financial have as of the close of the period covered by this Quarterly Report, evaluated your disclosure controls and procedures (as defined in Rules 13a-4c and 15d-14c promulgated under the Securities Exchange Act of 1934) and determined that such controls and procedures were effective in ensuring that material information was made known to them during the period covered by this Quarterly Report. Please state your conclusion about the effectiveness of disclosure controls and procedures while providing the complete definition of disclosure controls and procedures and refer to the correct location of the definition of disclosure controls and procedures in the Exchange Act Rules. Specifically you should refer to Exchange Act Rules 13a-15(e) and 15d-15(e). Alternatively, you may simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e). Refer to Item 307 of Regulation S-K.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Alexei I. Kim
Promotora Valle Hermosa, Inc.
June 3, 2009
Page 7

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Michael Paige, Esq. (*via facsimile 202/457-1678*)
    Jackson & Campbell, P.C.
    One Lafayette Centre, 300 South Tower
    1120 20th Street, N.W.
    Washington, D.C. 20036